SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)


                             MEM Company, Inc.
                             (Name of Issuer)


                  Common Stock, par value $.05 per share
                      (Title of Class of Securities)


                               585-871-10-6
                              (CUSIP NUMBER)


                             Mr. Gay A. Mayer
                             MEM Company, Inc.
                       Northvale, New Jersey  07647
                              (201) 767-0100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              August 7, 1996
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1 (b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.













CUSIP No. 585-871-10-6
                                    13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gay A. Mayer
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 896,045 (See Item 5 attached hereto)
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                  454,036 (See Item 5 attached hereto)
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  896,045 (See Item 5 attached hereto)

                         10   SHARED DISPOSITIVE POWER
                              454,036 (See Item 5 attached hereto)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,350,081

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              51.8%

14   TYPE OF REPORTING PERSON*
                              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!





This Schedule 13D is amended and restated as follows.


Item 1.        Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, par value $.05 per share ("MEM Common Stock"), of MEM Company, Inc. ("MEM", or the "Company"), which has its principal executive offices at Union Street Extension, Northvale, New Jersey 07647.

Item 2.        Identity and Background.

               (a)  This statement is being filed by Gay A.
                    Mayer.

               (b)  Mr. Mayer's business address is MEM Company,
                    Inc., Union Street Extension, Northvale, New
                    Jersey 07647.

               (c)  Mr. Mayer is the President, Chief Executive
                    Officer, a Director and Chairman of the Board of the Company.

               (d)  Mr. Mayer has never been convicted in a
                    criminal proceeding (excluding traffic
                    violations or similar misdemeanors).

               (e) In the last five years, Mr. Mayer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Mayer is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

               Mr. Mayer acquired approximately 102,825 of the 353,565 shares of MEM Common Stock held directly by him as gifts, and 250,000 of such shares were purchased on April 22, 1993 from the Elizabeth C. Mayer Grantor Trust dated December 14, 1988 at a price of $4.00 per share in a private transaction.



               The purchase price was paid with a promissory note due April 22, 2005. The balance of the shares of MEM Common Stock held directly by him were purchased by him in open market transactions more than five years ago.

Item 4.        Purposes of Transaction.

               Mr. Mayer acquired the shares of MEM Common Stock individually and as a custodian, a trustee, a beneficiary and a director of a charitable foundation. Except as noted below, Mr. Mayer has no plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D.

               In February 1996, the Company announced that the Board of Directors had appointed a Special Committee of the Board to consider strategic alternatives for the Company. In April 1996, the Company announced that it had retained Peter J. Solomon Company Limited, an investment banking firm, to advise it and the Special Committee in connection with the consideration of strategic alternatives.

               The Company, Renaissance Cosmetics, Inc. ("RCI") and Renaissance Acquisition, Inc., a wholly-owned subsidiary of RCI ("RAI"), entered into an Agreement and Plan of Merger, dated as of August 6, 1996 (the "Merger Agreement"), whereby at the effective time of the merger, RAI will be merged with and into MEM (the "Merger"), all of the issued and outstanding shares of MEM Common Stock (other than shares of MEM Common Stock held by MEM, RCI or their subsidiaries and by dissenters) will be converted into the right to receive $7.50 per share and MEM will become a wholly-owned subsidiary of RCI. Consummation of the Merger is subject to various conditions, including, but not limited to, RCI obtaining the financing to complete the Merger and the stockholders of MEM approving the Merger at a duly convened meeting of MEM's stockholders. A special meeting of the shareholders of MEM has been scheduled for October 25, 1996.

               RCI and Mr. Mayer entered into a Stockholder
               Agreement, dated as of August 7, 1996. Pursuant to the Stockholder Agreement, Mr. Mayer agreed to vote the 353,565 shares of MEM Common Stock owned by him or record in favor of the Merger and granted a proxy on such shares to RCI (the "Proxy"). Mr. Mayer has indicated that he intends to vote all of his shares of MEM Common Stock in favor of the Merger at the special meeting, and RCI has indicated that it intends to vote the shares of MEM Common Stock as to which it has been granted a proxy in favor of the Merger if RCI votes such shares. A copy of the Stockholder Agreement is filed herewith as Exhibit A.

Item 5.        Interest in Securities of the Issuer.

               (a)  As of October 4, 1996, Mr. Mayer may be
                    deemed to be the beneficial owner of an
                    aggregate of 1,350,081 shares of MEM Common
                    Stock, constituting approximately 51.8% of the shares of MEM Common Stock outstanding, as more fully set forth below.

                    (i)  Mr. Mayer is the beneficial owner of
                    353,565 shares of MEM Common Stock held
                    directly by him.  (See Item 4 above)

                    (ii)  Mr. Mayer may be deemed to be the
                    beneficial owner of 22,290 shares of MEM
                    Common Stock held by two trusts (of which he is the sole trustee) for the benefit of his son and daughter. The trusts acquired the shares as gifts. Mr. Mayer disclaims beneficial ownership of such shares.

                    (iii)  Mr. Mayer may be deemed to be the
                    beneficial owner of 59,875 shares of MEM
                    Common Stock held by the Family Mayer
                    Foundation, Inc., a charitable foundation, of which he is one of two directors who share the power to vote and dispose of such shares. These shares were acquired as gifts. Mr. Mayer disclaims beneficial ownership of such shares.

                    (iv)  Mr. Mayer may be deemed to be the
                    beneficial owner of 520,190 shares of MEM
                    Common Stock held by the Elizabeth C. Mayer
                    Grantor Trust (the "Trust") (of which he is the sole trustee) for the benefit of the issue of Elizabeth C. Mayer. The Trust acquired such shares as a gift and as a beneficiary of the Stephen H. Mayer Grantor
                    Trust dated October 26, 1988. Mr. Mayer became the sole trustee on June 22, 1996. Mr. Mayer disclaims beneficial ownership of such shares.

                    (v)  Mr. Mayer may be deemed to be the
                    beneficial owner of 310,000 shares of MEM
                    Common Stock held by four trusts (with
                    respect to each of which Mr. Mayer and United States Trust Company of New York are trustees), two of which trusts are for the benefit of Mr. Mayer and his issue. The trusts acquired such shares as gifts. Mr. Mayer has the right, at the discretion of the trustees, to receive dividends paid on 151,550 such shares and the proceeds of any sale of such shares.

                    (vi)  Mr. Mayer may be deemed to be the
                    beneficial owner of 32,661 shares of MEM
                    Common Stock owned by his spouse. Mr. Mayer disclaims beneficial ownership of such shares.

                    (vii)  Mr. Mayer may be deemed to be the
                    beneficial owner of 51,500 shares of MEM
                    Common Stock held by the Stephen H. Mayer
                    Life Insurance Trust, of which he is one of two trustees.

               (b) Of the aggregate of 1,350,081 shares of MEM Common Stock which may be deemed to be beneficially owned by Mr. Mayer, Mr. Mayer has the sole power to vote and to dispose of 896,045 shares and the shared power to vote and to dispose of 454,036 shares.

                    (i)  With respect to the shares referred to
                    in Item 5(a)(iii) and Item 5(a)(vii), the person with whom he shares the power to vote and dispose of such shares Laurette M. Beach. Laurette M. Beach is a Director of the Company and a private investor. The business address of Mrs. Beach is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. Mrs. Beach has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, Mrs. Beach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Beach is a citizen of the United States of America.

                    (ii)  With respect to the shares referred to
                    in Item 5(a)(v), Mr. Mayer and United States
                    Trust Company of New York are joint trustees of each of the four trusts. With respect to 276,000 of such shares, it is not clear from the governing trust instruments whether United States Trust Company shares with Mr. Mayer the power to vote and to dispose of such shares.

                    (iii) With respect to the shares referred to in Item 5(a)(vi), Mr. Mayer may be deemed to share the power to vote and to dispose of such shares with his wife Mary Mayer. The business address of Mrs. Mayer is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. Mrs. Mayer has never been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). In the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States.

               (c)  None.

               (d)  None.

               (e)  Not Applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer.

               Except as described in Items 4 and 5, Mr. Mayer is not a party to any contracts, arrangements,


               understandings or relationships (legal or otherwise) with any person with respect to shares of MEM Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any shares of MEM Common Stock; (ii) finder's fees; (iii) joint ventures; (iv) loan or option agreements; (v) puts or calls; (vi) guarantee of profits; (vii) division of profits or loss; or (viii) the giving or withholding of proxies.


Item 7.        Material to be Filed as Exhibits.

               A.  Stockholder Agreement, dated as of August 7,
               1996, between Gay A. Mayer, Renaissance Cosmetics,
               Inc. and Renaissance Acquisition, Inc.




































Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Date:  October 7, 1996


                    Signature:   /s/ Gay A. Mayer
                                 Gay A. Mayer